Exhibit 99.2

Feldman Financial Advisors, Inc.
8804 Mirador Place
Mclean, VA 22102
(202) 467-6862

September 10, 2021

Boards of Directors
NSTS Bancorp, Inc.
North Shore MHC
NSTS Financial Corporation
North Shore Trust and Savings
700 S. Lewis Avenue
Waukegan, Illinois 60085

Members of the Boards of Directors:

It is the opinion of Feldman Financial Advisors, Inc., that the subscription rights to be received by the eligible account holders and other eligible subscribers of North Shore Trust and Savings (the “Bank”), pursuant to the Plan of Conversion (the “Plan”) adopted by the Boards of Directors of North Shore MHC (the “Mutual Holding Company”), NSTS Financial Corporation, (the “Mid-Tier Holding Company”), and the Bank, do not have any ascertainable market value at the time of distribution or at the time the rights are exercised in the subscription offering.

In connection with the Plan, the Mutual Holding Company will convert from the current mutual holding company structure to a stock holding company structure through the merger into the Mid-Tier Holding Company, which will merge into NSTS Bancorp, Inc. (the “Holding Company”), and the Holding Company will subsequently offer shares of its common stock for sale in a subscription offering to eligible account holders and other eligible subscribers. Any shares of common stock that remain unsubscribed for in the subscription offering will be offered by the Holding Company for sale in the community or syndicated offerings to certain members of the general public. When the conversion is completed, the Bank will become a wholly-owned subsidiary of the Holding Company, and the Mutual Holding Company and the Mid-Tier Holding Company will both cease to exist.

Our opinion is based on the fact that the subscription rights are acquired by the recipients without cost, are legally non-transferable and of short duration, and afford the recipients the right only to purchase shares of common stock of the Holding Company at a price equal to its aggregate estimated pro forma market value, which will be the same price at which any unsubscribed shares will be purchased in the community or syndicated community offerings.

Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external factors may occur from time to time, often with great unpredictability, and may materially impact the value of savings institution common stocks as a whole or the value of the Holding Company alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

Sincerely,

/s/ Feldman Financial Advisors, Inc.

Feldman Financial Advisors, Inc.